Cue Health Inc.
4980 Carroll Canyon Rd.
Suite 100
San Diego, California 92121

September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Donald Field

Re:	Cue Health Inc.
Registration Statement on Form S-1
File No. 333-259250
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cue Health Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-259250), as amended, so that it may become effective at 4:00 p.m. Eastern time on September 23, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission. Please contact Glenn Pollner of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, at (212) 230-8837, or in his absence, Molly W. Fox at (617) 526-6812, to provide notice of effectiveness, or if you have any other questions regarding this matter.

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Very truly yours,

CUE HEALTH INC.

By:	/s/ Ayub Khattak
	Name:	Ayub Khattak
	Title:	President and Chief Executive Officer